UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

January 6, 2011	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐ No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

Xyratex Ltd Announces Results for the Fourth Quarter and Fiscal Year 2010

Havant, UK, January 6, 2011—Xyratex Ltd. (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and storage process technology, today announced results for the fourth quarter and fiscal year ended November 30, 2010.  Revenues for the fourth quarter were $396.8 million, an increase of 63.3% compared to revenues of $243 million for the same period last year.

For the fourth quarter, GAAP net income was $32.3 million, or $1.02 per diluted share compared to a GAAP net income of $1.6 million in the same period last year. Non-GAAP net income increased to $21.9 million, or a diluted earnings per share of $0.69, compared to non-GAAP net income of $7.9 million, or $0.26 per diluted share, in the same quarter a year ago(1).

Gross profit margin in the fourth quarter was 16.1%, compared to 15.6% in the same period last year and 17.6% in the prior quarter. The change from the prior quarter was primarily due to the decrease in the proportion of Storage Infrastructure (SI) revenues.   Gross profit margin for fiscal year 2010 was 17.5% compared to 14.4% in the previous year. The increase from the prior year was primarily due to the increase in SI revenues.

Revenues from sales of our Networked Storage Solutions (NSS) products were $326.8 million in the fourth quarter as compared to $203.4 million in the same quarter a year ago, an increase of 60.6%. Gross profit margin in the NSS business was 13.3% as compared to 13.2% a year ago. Revenues from sales of our SI products were $70 million as compared to $39.5 million in the same quarter a year ago, an increase of 77%. Gross profit margin in the SI business was 29.7% as compared to 28.7% a year ago.

Revenues for fiscal year 2010 were $1,601.9 million, an increase of 84.6%, compared to revenues of $867.9 million for fiscal year 2009. Revenues from sales of our NSS products were $1,258.9 million for the year as compared to $762 million in 2009, an increase of 65.2%. Revenues from sales of our SI products were $342.9 million as compared to $105.9 million in 2009, an increase of 223.9%.

GAAP net income for fiscal year 2010 was $139.4 million or $4.46 per diluted share compared to a GAAP net loss of $16.4 million for fiscal year 2009. Non-GAAP net income for fiscal year 2010 increased to $135.7 million, or a diluted earnings per share of $4.34, compared to non-GAAP net income of $1.5 million, or $0.05 per diluted share, for fiscal year 2009.

Board of Directors Approves Shareholder Dividend Program

Additionally, today the Company announced that it intends to initiate a quarterly dividend program commencing in the third fiscal quarter 2011 providing an annual yield of approximately 2%.

“Our results for Fiscal Year 2010 were outstanding and well above our original expectations. We achieved record revenue and earnings through excellent execution and meeting the strong demand from our customers in both businesses. The results for the year support our strong position in the industries we serve and our ongoing effort and focus in expanding our partnership with our existing customers and in developing partnerships with new customers. We have consciously increased our R&D investments during the year to ensure, in a competitive market place, that we are able to provide leading innovation and technology to benefit our customers’ solutions. I continue to be encouraged by the industry dynamics and the demand environment we are seeing for 2011 and believe that our business strategies are aligned with the industry dynamics over the next few years,” said Steve Barber, CEO of Xyratex. “Finally, I am pleased we have been able to announce our intention to pay dividends to our shareholders. This demonstrates our confidence in the long term strategy.”

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially.

•                  Revenue in the first quarter of 2011 is projected to be in the range of $355 to $405 million.

•                  Fully diluted earnings per share is anticipated to be between $0.04 and $0.40 on a GAAP basis in the first quarter. On a non-GAAP basis fully diluted earnings per share is anticipated to be between $0.12 and $0.48. Non-GAAP earnings per share excludes amortization of intangible assets, equity compensation expense, specified non-recurring items and related taxation expense.

Conference Call/Webcast Information

The company will host a conference call to discuss its results at 1:30 p.m. PT/4:30 p.m. ET on Thursday, January 6, 2011.

The conference call can be accessed online via the company’s website www.xyratex.com/investors, or by telephone as follows:

United States	(866) 578-5784
Outside the United States	(617) 213-8056
Passcode	13939783

A replay will be available via the company’s website www.xyratex.com/investors, or can be accessed by telephone through January 13, 2011 as follows:

United States	(888) 286-8010
Outside the United States	(617) 801-6888
Passcode	45592865

(1) Non-GAAP net income and diluted earnings per share excludes (a) amortization of intangible assets, (b) equity compensation expense, (c) specified non-recurring items, such as restructuring costs and the release of the valuation allowance against a deferred tax asset and (d) the related tax effects. Reconciliation of non-GAAP net income and diluted earnings per share to GAAP net income (loss) and GAAP diluted earnings (loss) per share is included in a table immediately following the condensed consolidated statements of cash flow below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred; (c) restructuring costs are not comparable across periods or with other companies and the release of the valuation allowance against a deferred tax asset is non-recurring,  non-cash and is not comparable across periods or with other companies; (d) the exclusion of the related tax effects of excluding items (a) to (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred.

Safe Harbor Statement

This press release contains forward—looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the first quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, changes in our customers’ volume requirements, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturers with data storage products to support high-performance storage and data communication networks. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contact:

Xyratex Investor Relations

Brad Driver, +1 510 687-5260

Email: bdriver@us.xyratex.com

Website: www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Year Ended,
	November 30,	November 30,	November 30,	November 30,
	2010	2009	2010	2009
	(US dollars in thousands, except per share amounts)

Revenues:
Networked Storage Solutions	$326,808	$203,439	$1,258,940	$762,028
Storage Infrastructure	69,974	39,534	342,943	105,863
Total revenues	396,782	242,973	1,601,883	867,891

Cost of revenues	333,032	205,014	1,322,115	742,615
Gross profit:
Networked Storage Solutions	43,438	26,874	166,882	97,981
Storage Infrastructure	20,789	11,348	114,427	28,202
Equity compensation	(477)	(263)	(1,541)	(907)
Total gross profit	63,750	37,959	279,768	125,276
Operating expenses:
Research and development	28,750	17,560	92,705	71,062
Selling, general and administrative	17,226	13,538	60,002	56,463
Amortization of intangible assets	694	951	3,669	3,939
Restructuring costs	—	1,170	—	5,898
Total operating expenses	46,670	33,219	156,376	137,362
Operating income (loss)	17,080	4,740	123,392	(12,086)
Interest income, net	35	4	45	114
Income (loss) before income taxes	17,115	4,744	123,437	(11,972)
Provision (benefit) for income taxes	(15,140)	3,194	(15,991)	4,442
Net income (loss)	$32,255	$1,550	$139,428	$(16,414)

Net earnings (loss) per share:
Basic	$1.07	$0.05	$4.63	$(0.56)
Diluted	$1.02	$0.05	$4.46	$(0.56)

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	30,262	29,462	30,101	29,402
Diluted	31,703	30,588	31,270	29,402

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	November 30,	November 30,
	2010	2009
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$90,842	$51,935
Accounts receivable, net	209,044	124,715
Inventories	195,936	108,625
Prepaid expenses	3,154	4,784
Deferred income taxes	8,204	405
Other current assets	3,876	5,825
Total current assets	511,056	296,289
Property, plant and equipment, net	45,687	44,485
Intangible assets, net	9,326	7,207
Deferred income taxes	14,913	6,269
Total assets	$580,982	$354,250

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$155,792	$96,386
Employee compensation and benefits payable	22,638	8,580
Deferred revenue	17,958	10,620
Income taxes payable	730	2,013
Other accrued liabilities	16,533	17,413
Total current liabilities	213,651	135,012
Long-term debt	—	—
Total liabilities	213,651	135,012

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 30,276 and 29,461 issued and outstanding	303	295
Additional paid-in capital	382,684	370,925
Accumulated other comprehensive income	496	3,598
Accumulated deficit	(16,152)	(155,580)
Total shareholders’ equity	367,331	219,238
Total liabilities and shareholders’ equity	$580,982	$354,250

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	November 30,	November 30,
	2010	2009
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$139,428	$(16,414)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	18,440	18,197
Amortization of intangible assets	3,669	3,939
Non-cash equity compensation	9,654	5,625
Loss on sale of assets	796	—
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(84,004)	16,164
Inventories	(86,917)	19,558
Prepaid expenses and other current assets	487	165
Accounts payable	59,178	(14,909)
Employee compensation and benefits payable	14,058	(1,165)
Deferred revenue	6,649	2,234
Income taxes payable	(1,283)	(560)
Deferred income taxes	(16,443)	3,021
Other accrued liabilities	(4,052)	3,433
Net cash provided by operating activities	59,660	39,288

Cash flows from investing activities:
Investments in property, plant and equipment	(20,332)	(15,453)
Acquisition of businesses	(4,908)	—
Net cash used in investing activities	(25,240)	(15,453)

Cash flows from financing activities:
Increase in checks outstanding	2,374	—
Proceeds from issuance of shares	2,113	87
Net cash provided by financing activities	4,487	87
Change in cash and cash equivalents	38,907	23,922
Cash and cash equivalents at beginning of period	51,935	28,013
Cash and cash equivalents at end of period	$90,842	$51,935

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended		Year Ended
	November 30,	November 30,	November 30,	November 30,
	2010	2009	2010	2009
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)

Summary Reconciliation Of GAAP Net Income (Loss) To Non-GAAP Net Income (Loss)

GAAP net income (loss)	$32,255	$1,550	$139,428	$(16,414)

Amortization of intangible assets	694	951	3,669	3,939
Equity compensation	2,922	1,758	9,654	5,625
Restructuring costs	—	1,170	—	5,898
Deferred tax on equity compensation	(93)	—	(3,241)	—
Release of deferred tax valuation allowance	(13,845)	2,460	(13,845)	2,460

Non-GAAP net income (loss)	$21,933	$7,889	$135,665	$1,508

Summary Reconciliation Of Diluted GAAP Earnings (Loss) Per Share To Diluted Non-GAAP Earnings (Loss) Per Share

Diluted GAAP earnings (loss) per share	$1.02	$0.05	$4.46	$(0.56)

Amortization of intangible assets	0.02	0.03	0.12	0.13
Equity compensation	0.09	0.06	0.31	0.19
Restructuring costs	—	0.04	—	0.20
Deferred tax on equity compensation	(0.00)	—	(0.10)	—
Release of deferred tax valuation allowance	(0.44)	0.08	(0.44)	0.08

Diluted non-GAAP earnings (loss) per share	$0.69	$0.26	$4.34	$0.05

Summary Of Equity Compensation

Cost of revenues	477	263	1,541	907
Research and development	962	571	3,107	1,856
Selling, general and administrative	1,483	924	5,006	2,862

Total equity compensation	2,922	1,758	9,654	5,625

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: January 6, 2011	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer